United States securities and exchange commission logo





                               August 13, 2021

       John Maxwell
       Director
       Wejo Group Ltd.
       Canon   s Court
       22 Victoria Street
       Hamilton HM12, Bermuda

                                                        Re: Wejo Group Ltd.
                                                            Registration
Statement on Form S-4
                                                            Filed July 16, 2021
                                                            File No. 333-257964

       Dear Mr. Maxwell:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4

       Questions and Answers
       What equity stake will the current stockholders of Virtuoso, the PIPE Investors and Wejo...?, page 13

   1. Please revise this section and the summary to note the other consideration that may involve Company common
shares, such as the exchangeable units of Wejo Bermuda
                                                        Limited ("Limited")
that are exchangeable into Class A common shares, and the earnout provision. Please also
disclose the share prices that will trigger the vesting of the earnout provision on page 154.
 John Maxwell
FirstName
Wejo GroupLastNameJohn   Maxwell
            Ltd.
Comapany
August 13, NameWejo
           2021       Group Ltd.
August
Page 2 13, 2021 Page 2
FirstName LastName
Will new financing be obtained in connection with the Business Combination?, page 14

2. Disclose if Viruoso's Sponsor, directors, officers or their affiliates will participate in the
         PIPE Investment.
How do the Sponsor Persons intend to vote on the Proposals?, page 18

3. You disclose the number and percentage of Virtuoso Public Shares needed to approve the proposals when taking into account the Sponsor Agreement and assuming all shares are voted. Please also provide this information assuming only a quorum is present.
Do I have redemption rights?, page 19

4. Please disclose the maximum number of Virtuoso Public Shares that can redeemed and still meet the minimum cash condition of $175 million and the condition that Virtuoso will have at least $5,000,001 of net tangible assets remaining.
What happens if a substantial number of Virtuoso stockholders vote in favor of the Business
Combination Proposal and exercise...?, page 23

5. Disclose the impact of other shareholder redemptions on non-redeeming shareholders.
         For example, disclose that redeeming shareholders will retain their warrants. Quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
6. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. For example, disclose that the Virtuoso
         Public Warrants will continue to contain a redemption provision that will allow you to redeem them for as low as $0.01 per warrant if the share price is above $18, but that the private warrants are not redeemable. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
7. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at minimum and maximum redemption levels. Summary of the Proxy Statement/Prospectus
Virtuoso Board's Reasons for the Business Combination, page 34

8. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
 John Maxwell
FirstName
Wejo GroupLastNameJohn   Maxwell
            Ltd.
Comapany
August 13, NameWejo
           2021       Group Ltd.
August
Page 3 13, 2021 Page 3
FirstName LastName
Virtuoso's Directors and Executive Officers Have Financial Interests in the Business
Combination, page 38

9. Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
10. Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
11. Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
12. We understand the Sponsor will receive additional securities pursuant to an anti-dilution
         adjustment of the Class B common shares based on the company   s
additional financing
         activities. Please quantify the number and value of securities the sponsor will receive.
13. Please clarify how the Virtuoso board considered all of the enumerated conflicts in negotiating and recommending the business combination.
Background of the Business Combination, page 104

14. Please discuss why Bermuda was selected as the jurisdiction for your corporate form. We note neither Virtuoso nor Wejo are based or incorporated in Bermuda. To the extent that
         Bermuda was chosen for corporate governance or tax reasons, please clarify.
15. We note that Moelis & Company performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Moelis that are contingent on completion of the business combination.
Unaudited Prospective Financial Information, page 112

16. Please revise your prospective financial information to provide a more detailed description of the material assumptions that are driving your revenue growth. Provide disaggregated disclosure for each product line included in your projected revenue amounts. Explain why you believe you have a reasonable basis to project five years when you have just commenced operations and generating revenue. Your disclosure should highlight the uncertainty in achieving your accelerated revenue growth. For example, this discussion should address the uncertainty and risk of the potential the entry of competitors and the difficulty in financing the research and development cost to achieve and sustain the technological functionality of your products.
 John Maxwell
FirstName
Wejo GroupLastNameJohn   Maxwell
            Ltd.
Comapany
August 13, NameWejo
           2021       Group Ltd.
August
Page 4 13, 2021 Page 4
FirstName LastName
17. We note that you provide key financial forecasts for 2021 through 2025 that assume that you will bring new products to market and generate strong net revenue and gross sales growth based upon their monetization. Please clarify how the Virtuoso board used this financial information to determine the fair value of the transaction and/or the $800 million enterprise value for Wejo. Please describe the methods of valuations used by Virtuoso management to determine fairness and related calculations.
Material U.S. Federal Income Tax Considerations, page 115

18. We note that you discuss the material tax consequences for holders of Virtuoso Common
         Stock and Virtuoso Public Warrants. Please revise to discuss the material tax consequences of the business combination for Wejo's shareholders who are receiving
         Company shares and for the Company.
Information About Wejo, page 176

19. We note that, although Wejo was founded in 2013, it generated a nominal amount of
         revenue in 2019. Please clarify here and in the summary when Wejo   s
traffic
         management, advertising and mapping solutions were first offered to paying customers and whether it has primarily been in a research and development stage until recently.
         Please also clarify the stage of development of Wejo   s solutions and
products, including
         which existing solutions and products are currently commercially available and when your prospective solutions will be commercially available.
20.      We note your disclosure on pages 196 and 197 that Wejo   s revenues
are primarily related
         to traffic management and mapping marketplace solutions. Please clarify whether Wejo derives material amounts of revenue from other solutions or products, including SaaS or
         Advertising.
21.      We note that you believe Wejo   s Serviceable Addressable Market (
SAM   ) will be $61
         billion by 2030. Please provide further information as to how you calculated this figure.
         You indicate that the total number of connected vehicles will grow from 196 million to
         600 million and the $61 billion figure is derived from the projected fees from those vehicles according to page 178. It is unclear how Wejo was able to determine these projected fee amounts given its relative lack of history of monetizing its different categories of solutions.
22. In your growth strategies disclosure for Wejo, you indicate that half of the projected 600 million connected vehicles will provide Wejo with data to market to customers by 2030.
         Please clarify why you believe that Wejo will have such large share of the market by 2030 given that Wejo only provides data from 11 million of the 196 million connected vehicles as of 2020, which is 5.6% of the total connected vehicles.
23.      With respect to Wejo   s OEM and Tier 1 partners, please clarify
whether Wejo   s
         relationships are primarily related to revenue sharing agreements with them to receive
         data from their vehicles or parts. It is unclear whether Wejo   s OEM
and Tier 1 partners
 John Maxwell
Wejo Group Ltd.
August 13, 2021
Page 5
         are expected to also generate material amounts of revenue as SaaS Solutions customers.
          Please clarify if your OEM and Tier 1 agreements contemplate being potential customers of such data instead of just suppliers of the data.
24. With respect to the privacy regulations, please clarify whether owners of the vehicles may opt out of sending Wejo data and, if possible, whether such opt-outs may have a material impact on Wejo's business.
25.      Please provide a brief description of any material agreements related
to Wejo   s IT
         infrastructure. We note, for example, that you filed various agreements with Palantir
         Technologies.
Wejo's Management's Discussion and Analysis of Financial Condition...
Key Components of Results of Operations
Revenues, page 193

26. Your disclosure here states that you generate revenue as your customers pay license fees to obtain one or more data services that may include a portion or all of the data in their market. Please reconcile this disclosure to your disclosure on page F-53 that you provide customers access to specified connected car data through cloud-hosted software. Explain in greater detail the software that is provided in SaaS arrangements to your customers.
Cost of Revenue, page 195

27. We note your cost of revenue increased 37% during the three months ended March 31,
         2021 compared to the three months ended March 31, 2020. You disclose that this increase is a result of an increase in staff cost. Please quantify the change in personnel period over period. Further, given your cost of revenue increased 37% during the period while your revenue, net increased only 20% over the same period, please disclose whether you anticipate that this trend will continue. That is, clarify if you anticipate your cost of revenue will increase greater than revenue in upcoming periods. Refer to Section III.B of
         SEC Release No. 33-8350.
Results of Operations
Comparison of the Three Months Ended March 31, 2021 and 2020
Revenue, net, page 195

28. We note your revenue, net increased by 20% during the three months ended March 31,
       2021, compared to the three months ended March 31, 2020. You state that, the change is primarily due to increasing number of live connected vehicle data sold to our customers
       and an increase in our customer base.    In light of your revenue
recognition policy on
       page F-53, that software is provided over a term of a contract, please explain why the
FirstName LastNameJohn Maxwell
       number of live connected vehicle data would impact revenue period over period. In
Comapany    NameWejo
       addition,        Group
                 quantify      Ltd. in your customer base period over period.
Refer to Section
                          the change
AugustIII.B
        13, 2021  Page
             of SEC    5
                     Release No. 33-8350.
FirstName LastName
 John Maxwell
FirstName
Wejo GroupLastNameJohn   Maxwell
            Ltd.
Comapany
August 13, NameWejo
           2021       Group Ltd.
August
Page 6 13, 2021 Page 6
FirstName LastName
Liquidity and Capital Resources, page 198

29. We note your primary offices are located in England. We further note your disclosure on page F-53 that during the years ended 2020 and 2019, you earned 100% of your revenue in the U.S., as well as for the period ended March 31, 2021, as noted on page F-78. As such, please disclose the amount of cash and cash equivalents that are currently held outside of the U.S.
Management of Wejo Group Limited Following the Business Combination
Corporate Governance, page 209

30. You indicate that you will implement a range of other corporate governance best practices, including implementing a robust director education program. Please clarify if these anticipated practices are provided for in your corporate governance documents or are discretionary.
Beneficial Ownership of Securities, page 218

31. Please provide the beneficial ownership of Wejo prior to the business combination.
Certain Relationships and Related Person Transactions-Wejo, page 223

32. With respect to the Wejo consulting agreement with Diarmid Ogilvy, please clarify whether this agreement is still in effect and if it will survive the Business Combination.
         Further, please clarify how Mr. Ogilvy was compensated for his capital raising services, such as whether he was compensated through a commission or by the value of funds raised.
33.      You reference a Side Agreement that includes Arma Partners LLP as part
of Wejo   s
         existing Shareholders Agreement. Further, your Business Combination Agreement specifies that you will attempt to terminate both of these agreement by the close of the
         Business Combination. Please clarify whether the Side Agreement is part of your legal dispute with Arma Partners described on page 190 and whether the pending lawsuit will affect your ability to terminate the Side Agreement or close the Business Combination.
34. Please quantify the amount of Company common shares that will be issued in total, and to related parties such as GM, to retire the debt underlying the convertible loan agreements.
Comparison of Corporate Governance and Stockholder Rights', page 227

35. With respect to the limited liability of directors on page 233, please clarify whether the
         Companies Act requires a duty of loyalty or similar fiduciary duties upon directors. It appears from your disclosure on page 244 that your Bye-Laws will waive such obligations except for fraud or dishonesty.
 John Maxwell
FirstName
Wejo GroupLastNameJohn   Maxwell
            Ltd.
Comapany
August 13, NameWejo
           2021       Group Ltd.
August
Page 7 13, 2021 Page 7
FirstName LastName
Description of Wejo Group Limited's Securities, page 240

36. In the forepart, cover page, and summary of your registration statement, you reference that you will be issuing Company Class A common shares to investors of both Wejo and
         Virtuoso. We note that the Business Combination Agreement does not reference multiple classes of Company common shares being issued or the uses the term
Class A    common
         shares. Where appropriate, please clarify when referring to Class A common shares that the Business Combination Agreement currently contemplates a single class of common shares.
37. Please provide a brief description of rights and privileges of the Limited exchangeable units that will be exchanged for the Virtuoso Class C common stock held by the Sponsor.
Notes to the Consolidated Financial Statements
Note 4. Revenue from Customers
Connected Car Data Services, page F-53

38. Your revenue recognition policy appears to currently address SaaS Solutions. However, we note your disclosure on page 184 that you generate sales through Traffic Management,
         Advertising, and SaaS Solutions. Please expand your revenue recognition policy to clarify how you recognize revenue related to Traffic Management and Advertising. If revenue from these offerings are not material or has not commenced, please revise your disclosures to clearly disclose their status.
39. You disclose on page 193 that revenue is the amount of consideration you expect to receive, reduced by the associated revenue share due under your data sharing agreements with the OEMs. Please expand your revenue recognition policy to explain this revenue sharing agreement and the associated amounts. Clarify whether you are a principal or an agent in these arrangements. That is, indicate why recording the revenue net of the revenue share is proper.
40. Your disclosure indicates that you generally recognize revenue ratably over the term of the contract. Please disclose the typical term of the contract. Further, disclose how often you invoice the customer (i.e. upfront, annually, etc.).
41. We note your disclosure on page 184, that your sales are presently attributed to the fields of Traffic Management, Advertising, and SaaS Solutions. Tell us your consideration of providing a disaggregation of revenue by these revenue types. Also, provide disaggregation of revenue that is recognized at a point in time and transferred over time.
         Refer to ASC 606-10-55-89 through 91.
Note 10. Share-Based Compensation, page F-56

42. Please provide us with a breakdown of all equity awards granted to date in 2020 and leading up to the filing of the Form S-4, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To
 John Maxwell
Wejo Group Ltd.
August 13, 2021
Page 8
      the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio described on page 28.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn Maxwell
                                                            Division of
Corporation Finance
Comapany NameWejo Group Ltd.
                                                            Office of
Technology
August 13, 2021 Page 8
cc:       Jackie Cohen, Esq.
FirstName LastName